KH 2/18

AB 2/24

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 15 2011
WASH. D.C.
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17925

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL SCIENCES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
6653

21 MILK STREET, 2ND FLOOR
(No. and Street)

BOSTON (CITY) MA (state) 02109 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

______________ 1-617-338-5700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

11015640

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/28

OATH OR AFFIRMATION

I, Debra Chien swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Financial Sciences, Inc., as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Treasurer

Title

Notary Public

PAO-SHU HO
MY COMM. EXPIRES MARCH 10, 2017
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Financial Sciences, Inc.
Boston, MA

In planning and performing my audit of the financial statements of Financial Sciences, Inc. for the year ended December 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
January 26, 2011

Contents

Index

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

To the Board of Directors
Financial Sciences, Inc.
Boston, MA

I have audited the accompanying statement of financial condition of Financial Sciences, Inc., as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Sciences, Inc. as of December 31, 2010 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
January 26, 2011

Financial Sciences, Inc.
Statement of Financial Condition
December 31, 2010

Assets

Cash & cash equivalents	$ 1,151,745
Deposit at carrying broker	116,356
Commissions receivable	27,110
Prepaid income taxes	21,236
Marketable securities	272,298
Furniture and equipment, net of accumulated depreciation of $6,142	1,066
	$ 1,589,811

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 6,145
Due to clearing firm	139
	6,284
Stockholders' Equity	
Common stock, $30 par value	
Authorized, issued and outstanding 5,000 shares	150,000
Additional paid in capital	542,754
Retained earnings	890,773
	1,583,527
	$ 1,589,811

Financial Sciences, Inc.
Statement of Income
December 31, 2010

Revenues:	
Commissions and fees	$ 320,898
Interest and dividends	5,086
Trading gains	61,645
Other income	1,059
	388,688
Expenses:	
Compensation and related expenses	141,470
Commissions	14
Communications and data processing	15,040
Floor brokerage and clearing costs	90,195
Other expenses	54,130
	300,849
Net income before taxes	87,839
Provision for income taxes	8,764
Net Income	$ 79,075

See Accountant's Report and Accompanying Notes

Financial Sciences, Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2010

	COMMON STOCK		ADDITIONAL PAID-IN	RETAINED	
	SHARES	AMOUNT	CAPITAL	EARNINGS	TOTAL
Balance January 1, 2010	5,000	$150,000	$542,754	$811,701	$1,504,455
Net Income				79,075	79,075
Balance December 31, 2010	5,000	$150,000	$542,754	$890,776	$1,583,530

See Accountant's Report and Accompanying Notes

Financial Sciences, Inc.
Statement of Cash Flows
Twelve Months Ended December 31, 2010

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 79,073	
Adjustments		
Add:		
Depreciation	645	
Accts Receivable - Trade	3,035	
Prepaid FIT	11,079	
Prepaid SIT	10,087	
Investments	221,154	
Accounts Payable	247	
Due to Clearing Firm	139	
Less:		
Commissions Receivable	(630)	
CC Pay Chase	(122)	
Cash from Operations		324,707
Cash Flows - Invested		
Office Equipment	(545)	
Investing Cash Flows		(545)
Cash Flows - Financing		
Financing Cash Flows		0
Cash Increase (Decrease)		324,162
Cash - Beginning of Year		
Cash-Checking Sovereign	11,630	
Cash-Ridge Investment	815,953	
Total Beginning of Year		827,582
Cash on Statement Date		**$ 1,151,744**

Financial Sciences, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Sciences, Inc.(the Company) a Massachusetts Corporation that was organized in 1974, is a registered broker-dealer servicing the general public. The Company's main office is in Boston, Massachusetts. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) as well as various exchanges.

Securities

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transacations are reported on a settlement date basis with related commission income and expense reported on a trade-date basis.

Amounts receivable and payable for securites transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at fair market value.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilititTes are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Commisssions

Commissions and related clearing costs are recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deoposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2010, the Company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Depreciation

The company capitalizes major capital expenditures. Depreciation is based on accelerated and straight line method over the following useful lives:

Furniture and Equipment - 7 years

Depreciation expense for 2010 was $100.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

3. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $1,470,158 at December 31, 2010, which exceed required net capital of $100,000 by $1,370,158. The ratio of aggregate indebtedness to net capital at December 31, 2010 was 0.0043 to 1.0.

4. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. it is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

5. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

6. RELATED PARTY TRANSACTIONS

The Company leases its facilities from an officer of the Company on a tenant-at-will basis. Rent expense for 2010 was $38,400.

7. CASH FLOWS

Cash paid for interest and income tax is as follows:

Interest	$ 0
Income taxes	$ 8,764

8. INCOME TAXES

The current provision for income tax expense included in the statement of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, is as follows:

Federal	$ 2,260
State	6,504
	$ 8,764

Deferred income tax assets are computed annually for the differences between the financial statement and the tax basis of assets that will result in taxable amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

No benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. Based on the available objective evidence, including the Company's history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at December 31, 2010.

Net Deferred Tax Asset Before Valuation Allowance	$ 19,901
Less: Valuation Allowance	(19,901)
Net Deferred Tax Asset	$ 0

There was no change in the valuation allowance in 2010.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2010.

The Company is no longer subject to federal or state tax examinations by taxing authorities for years before 2007.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 26, 2011, the date on which the financial statements were available to be issued.

10. CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into an agreement with a clearing company, whereby the Company executes all customer trades. Net commissions earned are credited to an account in the Company's name. Under this agreement the Company is required to keep a minimum balance of $100,000. As of December 31, 2010 the balance was $116,356.

11. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for Measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transacation to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liabilty, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

12. FAIR VALUE (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

Fair Value Measurements on a Recurring Basis
As of December 31, 2010

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Cash segregated under federal and other regulations	$116,356	$ 0	$ 0	$ 0	$116,356
LIABILITIES	$ 0	$ 0	$ 0	$ 0	$ 0

SUPPLEMENTARY INFORMATION

Financial Sciences, Inc.
Schedule I
Computation of Net Capital
December 31, 2010

Net capital		
Total stockholders' equity		$ 1,583,527
Nonallowable assets:		
Furniture and equipment, net	1,066	
Worthless stock	53	
Prepaid income taxes	21,236	(22,355)
Net capital before haircuts		1,561,172
Haircuts on securities:		
Options	(49,388)	
Stocks	(41,626)	(91,014)
Net capital		1,470,158
Less: Net capital requirement		100,000
Excess net capital		$ 1,370,158
Aggregate indebtedness		$ 6,284
Ratio of aggregate indebtedness to net capital		.0043 to 1.0

There is no material difference between the audited net capital and the unaudited net capital reported on the December 31, 2010 Focus Report Part IIA.

Scedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Financial Sciences, Inc.
As of 12/31/10

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)–Limited business (mutual funds and/or variable annuities only) __ 4550

B. (k)
(2)(i)–"Special Account for the Exclusive Benefit of customers" maintained

__ 4560

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) X 4570

Clearing Firm SEC#s	Name	Product Code
8- 17925 [4335A]	Penson Financial Services [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335I]

D. (k) (3) Exempted by order of the Commission __ 4580

See Accountant's Report and Accompanying Notes

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: FINANCIAL SCIENCES, INC.

Address: 21 Milk St. 2nd FL, Boston, MA 02109

Telephone: (617) 338-5700

SEC Registration Number: 8-23532

NASD Registration Number: 6653

Mail Received FEB 16 2011 211 Section

(ii) Accounting Firm HARVEY E KARLL CPA, P.C.

Name: KARLL, HARVEY

Address: 41 Middle St., Newburyport. MA 01950

Telephone: 978-465-9512

Accountant's State Registration Number: 391

(iii) Audit date covered by the Agreement: 1-26-2011

(Month) (Day) (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(✓) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: Yun Chien

Name: YUN-YING CHIEN

(By Firm's FINOP or President)

Title: Treasurer Date: 2-10-2011